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EXHIBIT 12
                               Xerox Corporation
                  Computation of Ratio of Earnings to Fixed Charges

                    Nine months ended                  Year ended
(In millions)            September 30,                 December 31,
                         2000*   1999    1999    1998**  1997    1996    1995
Fixed charges:
  Interest expense     $  739  $  606  $  803  $  749  $  617  $  592  $  603
  Rental expense           92      94     132     145     140     140     142
Total fixed charges
  before capitalized
  interest and preferred
  stock dividends of
  subsidiaries            831     700     935     894     757     732     745
Preferred stock dividends
  of subsidiaries          41      41      55      55      50       -       -
Capitalized interest        9       3       8       -       -       -       -
   Total fixed charges $  881  $  744  $  998  $  949  $  807  $  732  $  745

Earnings available for
  fixed charges:
  Earnings***          $ (325) $1,671  $2,104  $  837  $2,268  $2,067  $1,980
  Adjustment to reflect
    distributed income
    from minority owned
    companies             (20)    (39)    (68)    (27)    (84)    (84)    (90)
  Add fixed charges before
    capitalized interest
    and preferred stock
    dividends of
    subsidiaries          831     700     935     894     757     732     745
  Total earnings
    available for
    fixed charges      $  486  $2,332  $2,971  $1,704  $2,941  $2,715  $2,635

Ratio of earnings to
   fixed charges (1)(2)    *     3.14    2.98    1.80    3.64    3.71    3.54

(1) The ratio of earnings to fixed charges has been computed based on the Company's continuing operations by dividing total earnings available for fixed charges, excluding capitalized interest and preferred stock dividends of subsidiaries, by total fixed charges. Fixed charges consist of interest, including capitalized interest and preferred stock dividends of subsidiaries, and one-third of rent expense as representative of the interest portion of rentals.

(2) The Company's ratio of earnings to fixed charges includes the effect of the Company's finance subsidiaries, which primarily finance Xerox equipment. Financing businesses are more highly leveraged and, therefore, tend to operate at lower earnings to fixed charges ratio levels than do non-financial businesses.

* Earnings for the nine months of 2000 were inadequate to cover fixed charges. The coverage deficiency was $395 million. Excluding charges for special items - the 2000 restructuring, CPID in-process R&D charge and Mexico provision - the ratio of earnings to fixed charges would be 1.48.

** Excluding the effects of the charges recorded in connection with the 1998 restructuring plan, the ratio of earnings to fixed charges would be 3.55.

*** Sum of "Income (Loss) before Income Taxes (Benefits), Equity Income and
    Minorities' Interests" and "Equity in Net Income of Unconsolidated Affiliates."